UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-42851

China Automotive Systems, Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 1 Henglong Road, Yu Qiao Development Zone
Shashi District, Jing Zhou City, Hubei Province
The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

 INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 13, 2026, China Automotive Systems, Inc. (the “Company”) issued a press release announcing its financial results for the six months ended June 30, 2026. A copy of the press release is furnished as Exhibits 99.1 to this report on Form 6-K. As previously announced, the Company will host a conference call to discuss its first half fiscal year 2026 results on August 13, 2026, at 8:00 a.m. EST.

Incorporation By Reference

The unaudited condensed consolidated statements of operations and comprehensive income, unaudited condensed consolidated balance sheets and unaudited condensed consolidated statements of cash flows attached as Exhibit 99.1 to this report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333- 126959) (including any prospectuses forming a part of such registration statement), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	August 13, 2026 press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Automotive Systems, Inc.

Date: August 13, 2026	By:	/s/ Hanlin Chen
	Name:	Hanlin Chen
	Title:	Chairman